SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                       Checkers Drive-In Restaurants, Inc.

                                (Name of Issuer)

                                  Common Stock

                           Par Value $0.001 per Share

                         (Title of Class of Securities)

                                    162809305

                                 (CUSIP Number)

                               Elizabeth Cohernour

                         Strong Capital Management, Inc.

                              100 Heritage Reserve

                                 Menomonee Falls

                                 Wisconsin 53051

                                 (414) 359-3400

                                January 17, 2001

              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)
X        Rule 13d-1(c)
         Rule 13d-1(d)

--------------------------
         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                                            13G

    CUSIP No. 162809305

            NAME OF REPORTING PERSON/
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
                             Richard S. Strong

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2       (a)
            (b)
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

            SEC USE ONLY

    3

----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
    4
            USA

----------- -------------------------------------------------------------------
------------------------------ --------- --------------------------------------

          Number of                      SOLE VOTING POWER
           Shares                 5
        Beneficially                     0
          Owned by
            Each
          Reporting

           Person
            With

------------------------------ --------- ------------------------------------
                               --------- ------------------------------------

                                         SHARED VOTING POWER
                                  6
                                         892,000

------------------------------ --------- --------------------------------------
                               --------- --------------------------------------

                                         SOLE DISPOSITIVE POWER
                                  7
                                         0

------------------------------ --------- --------------------------------------
                               --------- --------------------------------------

                                         SHARED DISPOSITIVE POWER
                                  8
                                         892,000

------------------------------ --------- --------------------------------------
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            892,000

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 10
            N/A

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            9.45%

----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

            TYPE OF REPORTING PERSON
    12
            IN

----------- -------------------------------------------------------------------



                                                               13G

CUSIP No. 162809305

            NAME OF REPORTING PERSON/
    1 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Calm Waters Partnership

----------- --------------------------------------------------------------------
----------- -------------------------------------------------------------------

            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    2       (a)
            (b)
----------- -------------------------------------------------------------------
----------- -------------------------------------------------------------------

            SEC USE ONLY

    3

----------- ------------------------------------------------------------------
----------- -------------------------------------------------------------------

            CITIZENSHIP OR PLACE OF ORGANIZATION
    4

            Wisconsin

----------- -------------------------------------------------------------------
------------------------------ --------- --------------------------------------

          Number of                      SOLE VOTING POWER
           Shares                 5
        Beneficially                     0
          Owned by
            Each
          Reporting

           Person
            With

------------------------------ --------- --------------------------------------
                               --------- --------------------------------------

                                         SHARED VOTING POWER
                                  6
                                         892,000

------------------------------ --------- --------------------------------------
                               --------- -------------------------------------

                                         SOLE DISPOSITIVE POWER
                                  7
                                         0

------------------------------ --------- -------------------------------------
                               --------- -------------------------------------

                                         SHARED DISPOSITIVE POWER
                                  8
                                         892,000

------------------------------ --------- --------------------------------------
----------- -------------------------------------------------------------------

            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    9
            892,000

----------- ------------------------------------------------------------------
----------- ------------------------------------------------------------------

            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES 10
            N/A

----------- ------------------------------------------------------------------
----------- ---------------------------------------------------------------

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11
            9.45%

----------- -----------------------------------------------------------------
----------- ------------------------------------------------------------------

            TYPE OF REPORTING PERSON
    12
            PN

----------- ---------------------------------------------------------------



                                                               13G

CUSIP No. 162809305
Item 1(a).    Name of Issuer

              Checkers Drive-In Restaurants, Inc.

Item 1(b).    Address of Issuers Principal Executive Offices

              14255 49th Street North
              Building #1
              Clearwater, FL  33762
              USA

Item 2(a).    Name of Person Filing
Item 2(b).    Address of Principal Business Office
Item 2(c).    Citizenship

              Richard S. Strong
              Chairman of the Board
              Strong Capital Management, Inc.
              100 Heritage Reserve
              Menomonee Falls
              Wisconsin 53051
              (414) 359-3400
              U.S. Citizen


              Calm Waters Partnership
              (together with Richard S. Strong,
              the "Reporting Persons")
              c/o Richard S. Strong,
              General Partner
              100 Heritage Reserve
              Menomonee Falls
              Wisconsin 53051
              (414) 359-3400
              A Wisconsin general partnership


              Calm Waters Partnership is a private investment fund owned by Mr. Strong and family members.

                                                               13G

CUSIP No. 162809305
Item 2(d).    Title of Class of Securities

              Common Stock Par Value $0.001 per Share.

Item 2(e).    CUSIP Number

               162809305

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: N/A

              If this statement is filed pursuant to Rule 13d-1(c), check this box: X

Item 4.       Ownership.

              (a)     Amount beneficially owned:

                      See responses to Item 9 of the cover pages

              (b)     Percent of Class:

                      See responses to Item 11 of the cover pages

               (c)    Number of shares as to which such persons have:

                      (i)      Sole power to vote or to direct the vote:
                               0

                      (ii)     Shared power to vote or to direct the vote:
                               See responses to Item 6 of the cover pages.

                      (iii)    Sole power to dispose or to direct the
                               disposition of:    0

                      (iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 of the cover pages.

Item 5.       Ownership of Five Percent or Less of a Class.

              N/A

                                                               13G

CUSIP No. 162809305
Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

              N/A

Item 8.       Identification and Classification of Members of the Group.

              N/A

Item 9.       Notice of Dissolution of Group.

              N/A

Item 10.      Certifications.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2001                        /s/ Richard S. Strong
                                            ----------------------
                                                 Richard S. Strong


                                           Calm Waters Partnership

Dated: March 15, 2001                  By:   /s/ Richard S. Strong
                                          ------------------------
                                                 Richard S. Strong
                                                   General Partner

                                    Exhibit A

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is used in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Checkers Drive-In Restaurants, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of March, 2001.

Dated: March 15, 2001                        /s/ Richard S. Strong
                                            ----------------------
                                                 Richard S. Strong


                                           Calm Waters Partnership

Dated: March 15, 2001                  By:   /s/ Richard S. Strong
                                          ------------------------
                                                 Richard S. Strong
                                                   General Partner